UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2021

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                             to                              .

Commission file number 1-39628

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PROG Holdings Employee Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PROG Holdings, Inc.
256 West Data Drive
Draper, UT 84020

PROG Holdings Employee Retirement Plan
Financial Statements and Supplemental Schedule
December 31, 2021 and 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of the
PROG Holdings Employee Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the PROG Holdings Employee Retirement Plan (the Plan), formerly the Aaron’s Inc. Employees Retirement Plan, as of December 31, 2021 and 2020, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Windham Brannon, LLC

We have served as the Plan’s auditor since 2014.

Atlanta, Georgia
June 28, 2022

PROG Holdings Employee Retirement Plan
Statements of Net Assets Available for Benefits

	December 31,
	2021	2020
Assets
Cash	$30,048	$27,410

Investments at Fair Value	46,656,368	37,604,276

Receivables:
Employer Receivable, Net of Forfeitures	28,732	—
Notes Receivable from Participants	492,275	362,022
Total Receivables	521,007	362,022

Net Assets Available for Benefits	$47,207,423	$37,993,708

See accompanying notes to the financial statements.

PROG Holdings Employee Retirement Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2021	2020
Additions:
Net Change in Fair Value of Investments	$5,807,453	$17,203,262

Interest Income on Notes Receivable from Participants	24,612	229,228

Contributions:
Employer, Net of Forfeitures	2,520,308	6,474,103
Participants	5,513,502	12,223,326
Rollovers	1,910,130	1,104,719
Total Contributions	9,943,940	19,802,148

Total Additions	15,776,005	37,234,638

Deductions:
Benefits Paid to Participants	6,481,879	20,400,627
Administrative Expenses	80,411	311,957
Total Deductions	6,562,290	20,712,584

Net Increase	9,213,715	16,522,054

Transfer of Assets from the Plan	—	(120,656,873)

Net Assets Available for Benefits:
Beginning of Year	37,993,708	142,128,527
End of Year	$47,207,423	$37,993,708

See accompanying notes to the financial statements.

PROG Holdings Employee Retirement Plan
Notes to Financial Statements
December 31, 2021 and 2020
1. Description of the Plan
The following description of the PROG Holdings Employee Retirement Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan may be found in the Plan document, which is available to all participants upon request.
General
The Plan (previously the Aaron's, Inc. Employees Retirement Plan and the Progressive Leasing Employee Retirement Plan) was renamed in connection with PROG Holdings, Inc.'s, (the "Company" or "PROG Holdings") separation and distribution of The Aaron's Company, Inc. ("The Aaron's Company"). The Plan was then renamed to the PROG Holdings Employee Retirement Plan in 2021. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and covers substantially all employees of PROG Holdings and its subsidiaries. The Plan is administered by the Employee Benefits Committee (the "Committee") appointed by the Compensation Committee of the Board of Directors of the Company.
On November 30, 2020, PROG Holdings completed the separation of its Aaron's Business segment from its Progressive Leasing and Vive segments. The separation was effected through a tax-free distribution of all outstanding shares of common stock of The Aaron's Company to PROG Holdings shareholders of record as of the close of business on November 27, 2020 (referred to as the "separation and distribution transaction"). Through that distribution, shareholders of PROG Holdings received one share of The Aaron's Company for every two shares of PROG Holdings common stock.
Upon the separation and distribution of The Aaron's Company to PROG Holdings' shareholders, net assets associated with the account balances of employees of The Aaron's Company, totaling $120.7 million, were transferred from the Plan to The Aaron's 401(k) Retirement Plan.
Eligibility
Employees are eligible to participate in the Plan on the first day of the month following 30 days of employment, as defined in the Plan document.
Contributions
Participation in the Plan is voluntary. Participants may elect to make before-tax, Roth and/or after-tax contributions up to 75% of their annual compensation, as defined in the Plan document, in the form of a salary deferral, pursuant to Section 401(k) of the Internal Revenue Code (the "Code") and subject to the limitations contained therein. The aforementioned before-tax and Roth participant contributions were generally limited to a combined annual limit of $19,500 in 2021 and 2020. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, up to a maximum of $6,500 in 2021 and 2020 . After one year of service with a minimum of 1,000 hours of service, the Company provides a Safe Harbor match equal to 100% of the first 3% and 50% of the next 2% of the elective before-tax and/or Roth deferral of annual compensation that a participant contributes to the Plan. Effective January 1, 2022, the Plan was amended such that after 90 days of service, the

Company will provide a Safe Harbor match equal to 100% of the first 3% and 50% of the next 2% of the elective before-tax and/or Roth deferral of annual compensation that a participant contributes to the Plan. Participants may also contribute ("rollover") amounts representing distributions from other qualified defined benefit or defined contribution plans.
Participant Accounts
Individual accounts are maintained for each participant. Participants direct their contributions and the Company's matching contributions into various investment options offered by the Plan and can change their options on a daily basis, subject to certain insider trading rules with respect to investments into and out of the PROG Holdings, Inc. Common Stock Fund. Each participant’s account is credited with the participant’s contributions, rollovers, the Company’s contributions and earnings on the investments in their accounts and charged with specific transaction fees and allocated certain administrative and recordkeeping fees. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their contributions and earnings thereon. Effective January 1, 2013, the Plan was amended to allow for immediate vesting of the Company's matching contributions and earnings thereon made on or after January 1, 2013. Company matching contributions made prior to January 1, 2013 continued to vest at the prior vesting schedule rates of 20% after two years of service and 20% per year thereafter until the participant is fully vested after six years of service.
Notes Receivable from Participants
Participants may borrow from their vested balances in the Plan at a minimum of $1,000 and up to a maximum equal to 50% of their vested account balance or $50,000, subject to certain restrictions and limitations set forth in the Plan document and the Code. Loan terms can range from one to five years, or 15 years if used for the purchase of a residence. The Plan document permits that only one loan may be outstanding per participant in the Plan at one time. Maturities at December 31, 2021 ranged from one to 15 years. The loans are secured by the vested balance in the participant's account and bear interest at the Prime Rate plus 1%. Interest rates on outstanding loans generated by the Plan as of December 31, 2021 and 2020 ranged from 4.25% to 6.50%. Principal and interest are paid ratably through payroll deductions.
Payment of Benefits
A participant’s total vested account balance is payable either in a lump-sum distribution or by regular periodic installments upon his or her retirement, death, or disability. In the event of a participant’s death or permanent and total disability, his or her interest in the Plan will become fully vested.
In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate financial need and who meet one of the specific circumstances defined in the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service ("IRS"), and before requesting a hardship withdrawal, all requirements must be met in order for a request to be approved.

Expenses
Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from the financial statements. Fees related to the administration of notes receivable from participants and distributions are charged directly to the participant's account and are included in administrative expenses on the statements of changes in net assets. Investment related expenses are included in net change in fair value of investments on the statements of changes in net assets. Some of the investment funds provide for a revenue sharing arrangement with the Plan in which fund expenses are credited to the Plan to pay for certain administrative expenses, such as record keeping and investment advisory fees.
PROG Holdings, Inc. Common Stock Fund
The Plan invests in common stock of the Company through its Common Stock Fund. The Common Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund. Dividends received by the Common Stock Fund are reinvested in Company common stock.
The Plan limits the amount a participant can invest in the Common Stock Fund to encourage diversification of participants’ accounts. Contribution limits are set at a maximum of 10% of a participant's contributions. In addition, a participant may not transfer amounts from other investment funds into the Common Stock Fund to the extent the transfer would result in more than 10% of the participant’s total account balance being invested in the Common Stock Fund.
Each participant is entitled to exercise voting rights attributable to the shares of Company stock allocated to their account. Participants also have the opportunity to direct the trustee whether they wish to participate in a tender or exchange offer.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination (or permanent discontinuance of contributions to the Plan), all amounts credited to the accounts of the participants would become fully vested. The Plan’s assets would be distributable to the participants in accordance with the respective values of their accounts.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition
Investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Management of the Company determines the Plan's valuation policies utilizing information provided by the investment advisors and trustee. Refer to Note 3 for further discussion of fair value measurements.
Purchases and sales of common stock are recorded on a trade-date basis. Interest income is recorded when received. Dividends on common stock are recorded on the ex-dividend date. Net change in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance. Interest income on notes receivable from participants is recorded when it is received. No allowance for credit losses has been recorded as of December 31, 2021 and 2020. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.
Payment of Benefits
Benefit payments are recorded when paid.
Recently Issued Accounting Pronouncements
In August 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2018-13, Fair Value Measurement (Topic 820) - Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. The ASU modified the disclosure requirements for the fair value measurements in Topic 820, including the elimination, modification to, and addition of certain disclosures. The Plan adopted ASU 2018-13 effective January 1, 2020 and the provisions of the ASU did not have a material impact on the Plan’s financial statements.
3. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
•    quoted prices for similar assets and liabilities in active markets
•    quoted prices for identical or similar assets or liabilities in markets that are not active
•    observable inputs other than quoted prices that are used in the valuation of the asset or liability (e.g., interest rate and yield curve quotes at commonly quoted intervals)
•    inputs that are derived principally from or corroborated by observable market data by correlation or other means
Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value.

	Assets at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total

Mutual Funds	$44,981,112	$—	$—	$44,981,112
Common Stock	692,775	—	—	692,775
Money Market Deposit Account	982,481	—	—	982,481
Total Investments at Fair Value	$46,656,368	$—	$—	$46,656,368

	Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total

Mutual Funds	$35,868,565	$—	$—	$35,868,565
Common Stock	895,723	—	—	895,723
Money Market Deposit Account	839,988	—	—	839,988
Total Investments at Fair Value	$37,604,276	$—	$—	$37,604,276

Investments in mutual funds, common stock and the money market deposit account are stated at quoted market prices for the identical security in an active market (Level 1).
4. Tax Status
The Plan received a determination letter from the IRS dated June 6, 2016, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan continues to be qualified and that the related trust is tax-exempt.
U.S. generally accepted accounting principles require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2018.

5. Transactions With Parties-in-Interest
The Plan’s investment in the Schwab Bank Savings Fund Account is managed by the Charles Schwab Trust Company (Schwab), the trustee of the Plan. Therefore, these transactions qualify as party-in-interest transactions.
The Plan's investments in the Vanguard Mutual Fund Accounts are managed by the Vanguard Group, which is a beneficial owner of greater than 5% of the Company's common stock. Therefore, these transactions qualify as party-in-interest transactions.
The Plan held 15,357 and 14,375 shares of the Company's common stock valued at $692,775 and $774,406 at December 31, 2021 and 2020, respectively. The Plan also had 6,399 shares of The Aaron's Company valued at $121,317 at December 31, 2020. The Plan received $1,109 in common stock dividends from The Aaron's Company in 2021. The Plan received $33,665 in common stock dividends from the Company in 2020.
6. Risks and Uncertainties
The Plan invests in various investment securities, including the Company's common stock. Investment securities are exposed to various risks, such as interest rate, currency, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Market risks include U.S. and global events which could impact the value of Plan investments. Such events would include healthcare crises, such as a pandemic, international conflicts, supply chain disruptions, global monetary policy decisions, significant exogenous economic influences, significant cybersecurity attacks, etc.
7. Subsequent Events
There has been significant volatility in the investment markets both nationally and globally since December 31, 2021 resulting in an overall market decline which has resulted in a substantial decline in the value of Plan's investment portfolio.

PROG Holdings Employee Retirement Plan
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
EIN #85-2484385 Plan #001
December 31, 2021

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(e) Current Value
*	PROG Holdings, Inc. Common Stock Fund	Common Stock	$692,775
	ALLSPRING SPECIAL MID CAP VAL FD R6	Mutual Fund	664,799
	Clearbridge Large Cap Growth IS	Mutual Fund	1,971,751
	American Beacon Small Cp Val Inst	Mutual Fund	172,886
	MassMutual Select Mid Cap Gr Eq II I	Mutual Fund	1,147,279
	Fidelity Small Cap Growth	Mutual Fund	831,326
	PIMCO Int'l Bond US Dollar Hedge Inst	Mutual Fund	67,806
	JP Morgan Equity Income R6	Mutual Fund	2,887,282
	Federated Instl High Yield Bold Instl	Mutual Fund	322,572
	JP Morgan Emerging Markets Equity Class R6	Mutual Fund	563,183
	Tweedy Browne Global Value FDM	Mutual Fund	76,143
*	Vanguard Intl Growth Admiral Class	Mutual Fund	558,867
*	Vanguard Developed Markets Index Admiral	Mutual Fund	2,373,004
*	Vanguard Total Bond Market Index Admiral	Mutual Fund	3,950,279
*	Vanguard 500 Index Fund - Admiral	Mutual Fund	7,281,110
*	Vanguard Target Retirement 2065 Inv	Mutual Fund	42,231
*	Vanguard Target Retirement 2060 Inv	Mutual Fund	1,135,278
*	Vanguard Target Retirement 2055 Inv	Mutual Fund	1,688,356
*	Vanguard Target Retirement 2050 Inv	Mutual Fund	4,241,828
*	Vanguard Target Retirement 2045 Inv	Mutual Fund	1,990,016
*	Vanguard Target Retirement 2040 Inv	Mutual Fund	3,035,963
*	Vanguard Target Retirement 2035 Inv	Mutual Fund	1,599,050
*	Vanguard Target Retirement 2030 Inv	Mutual Fund	2,186,723
*	Vanguard Target Retirement 2025 Inv	Mutual Fund	260,950
*	Vanguard Target Retirement 2020 Inv	Mutual Fund	920,731
*	Vanguard Target Retirement 2015 Inv	Mutual Fund	478,065
*	Vanguard Mid Cap Index Fund - Admiral	Mutual Fund	1,921,678
*	Vanguard Small Cap Index Fund - Admiral	Mutual Fund	2,157,220
*	Vanguard Target Retirement Income Inv	Mutual Fund	454,735
*	Schwab Bank Savings Fund	Money Market Deposit Account	982,481
*	Participant loans	Interest rates ranged from 4.25% to 6.50%	492,275
			$47,148,642
*    Indicates a Party-in-Interest to the Plan
Note:    Cost information has not been included in column (d) because all investments are participant directed.

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PROG Holdings
Employee Retirement Plan

Date:	June 28, 2022	/s/ Brian Garner
Name: Brian Garner
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
23.1	Consent of Windham Brannon, LLC